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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13D-A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                  Mirenco, Inc.
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                                (Name of Issuer)

                            Common Stock no par value
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                         (Title of Class of Securities)

                                    604697102
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                                 (CUSIP Number)

                Dwayne Fosseen, P.O. Box 343, Radcliffe, IA 50230
                               Phone: 515-899-2164
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   06/18/2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of

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          securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. .604697102

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        1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Dwayne Fosseen

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        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)  X

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        3.   SEC Use Only

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        4.   Source of Funds (See Instructions) - PF and OO

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        5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)

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        6.   Citizenship or Place of Organization - United States of America

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Number of
Shares          7.   Sole Voting Power - 9,008,700 shares
Beneficially
Owned by     -------------------------------------------------------------------
Each
Reporting       8.   Shared Voting Power - 39,200 shares
Person With
             -------------------------------------------------------------------

                9.   Sole Dispositive Power - 9,008,700 shares

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             -------------------------------------------------------------------

                10. Shared Dispositive Power - 39,200 shares

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        11.  Aggregate Amount Beneficially Owned by Each Reporting Person -
             9,047,900 shares

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        12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)

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        13.  Percent of Class Represented by Amount in Row (11) - 68.2%

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        14.  Type of Reporting Person (See Instructions) - IN

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Item 1. Security and Issuer

This statement relates to the no par value common stock, the only voting class of securities, of Mirenco, Inc., which is located at 206 May Street, Radcliffe, IA 50230.

Item 2. Identity and Background

This statement is being filed by Dwayne Fosseen, President and Chief Executive Officer of Mirenco, Inc. Mr. Fosseen currently resides at 12382 240/th/ Street, Radcliffe, Iowa 50230. During the past five years, Mr. Fosseen has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Fosseen is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On February 24, 1997 Dwayne Fosseen received 600,000 shares of Mirenco, Inc. no par value common stock in exchange for certain product distributor and manufacturing rights, product development inventory, research and development material, environmental emission testing material, a small amount of inventory, and certain other intangible assets. In lieu of cash, Mr. Fosseen agreed to accept his 1997 salary from Mirenco, Inc. as 7,800 shares of common stock. On May 27, 1998 Mr. Fosseen sold 2000 shares of Mirenco, Inc. common stock to an Iowa resident for $10,000 and on June 8, 1998 he sold another 5,220 shares to Iowa residents for $26,100. On June 9, 1998 a three-for-one stock split yielded Mr. Fosseen an additional 1,201,160 shares and on April 16, 1999 a five-for-one stock split yielded him 7,206,960 additional shares bringing the total shares directly owned by Mr. Fosseen to the current level of 9,008,700 shares.

Item 4. Purpose of Transaction

Mr. Fosseen intends to maintain his majority control of the corporation and has no immediate plans to sell any of the Mirenco, Inc. common stock, which he currently holds.

Item 5. Interest in Securities of the Issuer

On June 18, 2001 Dwayne Fosseen was the beneficial owner of 9,047,900 shares or 68.2% of Mirenco, Inc. common stock. Dwayne Fosseen directly owns 9,008,700 shares for which he has sole power to vote and sole power to dispose. He has beneficial ownership of 1,200 shares with his daughter, Mary Fosseen, for which he indirectly shares the power to direct the vote and the power to direct the disposition. Mary Fosseen's permanent address is 12382 240/th/ Street, Radcliffe, Iowa. During the past five years, she has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mary Fosseen is a citizen of the United States of America. Dwayne Fosseen also has beneficial ownership with his spouse, Betty Fosseen, of 2,000 shares of common stock and 36,000 options to purchase common stock at $.29 per share. He indirectly shares the power to direct the vote and the power to direct the disposition with regard to these shares as well

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as the options, which expire on December 31, 2008. Betty Fosseen currently resides at 12382 240/th/ Street, Radcliffe, Iowa and during the past five years, she has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mrs. Fosseen is a citizen of the United States of America. In the past sixty days there were no common stock transactions that were effected by Dwayne, Mary or Betty Fosseen.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         May 9, 2002

Signature:    /s/ Dwayne Fosseen